WINDSTREAM CORPORATION

4001 Rodney Parham Road

Little Rock, AR 72212

March 19, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Windstream Corporation
Form 10-K for the year ended December 31, 2009
Filed February 24, 2010
Preliminary Proxy Statement
Filed March 10, 2010
File No. 1-32422

Dear Mr. Spirgel:

Reference is made to your letter, dated March 16, 2010, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K and Preliminary Proxy Statement. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Windstream Corporation (“Windstream” or “the Company”).

SEC Comment No. 1:

We note the decline in the company’s core wireline voice and switched access revenues, and the company’s focus on increasing sales of next generation data products, including increasing high-speed Internet penetrations. However, we also note your disclosure indicating that you expect the pace of high-speed Internet customer growth to slow as the number of households without high-speed Internet services continues to shrink. In future filings, provide more robust disclosure concerning the company’s future business prospects and focus.

Windstream’s Response No. 1:

We will expand Windstream’s disclosure in future filings to provide the requested disclosure.

SEC Comment No. 2:

In future filings please include a more detailed discussion of your plans to meet your long-term liquidity needs. Such disclosure should specifically address the scheduled principal and interest payments on your long-term debt obligations. Please note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Windstream’s Response No. 2:

We will expand Windstream’s disclosure in future filings to provide the requested disclosure.

Mr. Larry Spirgel

United States Securities and Exchange Commission

SEC Comment No. 3:

We note your statement that the description of each director outlines the “specific experience, qualifications, attributes or skills that support the board’s conclusion that the nominee should serve as director.” However, your disclosure only identifies the principal occupations and employment of each such individual. Please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

Windstream’s Response No. 3:

We will include expanded disclosure with respect to each director as set forth in Schedule 1 to this letter in the Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.

SEC Comment No. 4:

We note your disclosure indicating that the board aided by the company’s internal audit department engages in an annual risk assessment process to ensure that the company’s compensation programs do not create a misalignment of risk incentives. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies are not reasonably likely to have a material adverse effect on the company.

Windstream’s Response No. 4:

As part of the Compensation Committee’s role in overseeing the executive compensation programs and policies of Windstream, the Committee monitors the risks presented by those programs and policies. At the September 2009 meeting of the Board of Directors, Windstream’s management reviewed proposed rules of the SEC that would require an assessment of how the company’s compensation policies create incentives that can affect the company’s risk and management of risk. Prior to implementing Windstream’s compensation program for 2010, members of Windstream’s Human Resources conducted a review of all of Windstream’s compensation programs to make an initial assessment of whether any portion of our compensation programs encourages excessive risk taking. The results of this risk assessment were presented to the Company’s Disclosure Committee for review. The Disclosure Committee includes our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Controller, General Counsel, and members of our Human Resources department. The Disclosure Committee assessed the potential that Windstream’s compensation programs create a misalignment of risk incentives and evaluated the compensating controls that mitigate against the potential impact of any such misalignment. Based on this assessment, the Disclosure Committee determined that Windstream’s compensation policies are not reasonably likely to have a material adverse effect on Windstream. The results of this assessment were reviewed with the Compensation Committee, and were also reported to the full Board of Directors, at the February 2010 meeting.

At the February 2010 meeting, the Audit Committee and full Board of Directors also reviewed the results of the annual risk assessment that was conducted by the Windstream Internal Audit department, and the results of the annual risk assessment were consistent with the determination that Windstream’s compensation policies are not reasonably likely to have a material adverse effect on Windstream. As noted under “Board and Committee Matters” (page 8), this annual risk assessment is used primarily to assist the Internal Audit department to prepare the scope of its annual audit plan, subject to the review and approval of the Audit Committee. We noted this annual risk assessment in our disclosure regarding “Risks Presented By Compensation Programs” because it provided another reference point for our conclusion that our compensation policies are not reasonably likely to have a material adverse effect on the company

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Larry Spirgel

United States Securities and Exchange Commission

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call the undersigned at (501) 748-7900.

Respectfully submitted,

/s/ John P. Fletcher
John P. Fletcher
Executive Vice President, General Counsel and Secretary

cc:	Jessica Plowgian, Attorney-Adviser, Securities and Exchange Commission
Pierre Alain Sur, PricewaterhouseCoopers
William A Montgomery, Chairman of Windstream Compensation Committee
Jeffery R. Gardner, Windstream President and Chief Executive Officer
Anthony W. Thomas, Windstream Chief Financial Officer
John Eichler, Windstream Controller

Schedule 1

Carol B. Armitage, age 52, has served as a director of Windstream since September 2007 and serves on the Audit Committee and the Governance Committee. Ms. Armitage has served as a telecommunications consultant since 1998. From 1995 to 1997 she served as Senior Vice President, Technology and Strategy at General Instruments. Prior to 1995 she held various management and engineering positions during sixteen years of service with Bell Laboratories and Network Systems (which later became Lucent). Since March 2010, Ms. Armitage has served as Chairman of the Board of SCALA, Inc., a provider of digital signage and advertising management solutions. From 2000 to February 2010, she served as Vice Chairman of SCALA. From 2003-2004, Ms. Armitage served as Chairman of the Board and was on the Audit Committee of YDI Wireless, a public company engaged in the development and provision of wireless fiber technologies.

Ms. Armitage’s qualifications for election to the Board include her extensive knowledge of technologies impacting the communications industry based on her deep industry experience and her educational training including an M.S. in electrical engineering from Princeton University. Her service on the boards of other companies has given her additional experience in strategic planning, financial reporting, and mergers and acquisitions.

Samuel E. Beall, III, age 59, has served as a director of Windstream since November 2006 and serves on the Compensation Committee and Governance Committee. Mr. Beall has served as Chairman of the Board and Chief Executive Officer of Ruby Tuesday, Inc. since May 1995 and also as President of Ruby Tuesday, Inc. since July 2004. Ruby Tuesday, Inc. is a New York Stock Exchange listed company that owns and operates casual dining restaurants under the Ruby Tuesday brand.

Mr. Beall’s qualifications for election to the Board include his ability to provide the perspective of an active chief executive officer of a public company, which gives him unique insights into Windstream’s challenges and opportunities. As a current chief executive officer of a public company and a director of several private businesses, he has insight on managing complex business operations, overseeing business risk, designing compensation programs that motivate people, and developing national advertising campaigns.

Dennis E. Foster, age 69, has served as Chairman of the Board of Windstream since February 2010. From July 2006 to February 2010, he served as Lead Director, and Mr. Foster continues to perform the role of Lead Director in his role as Chairman. Mr. Foster was a director of Alltel Holding Corp. (a predecessor corporation to Windstream) from June 2006 to July 2006. Mr. Foster serves as Chairman of the Governance Committee and is a member of the Compensation Committee. Mr. Foster is a principal in Foster Thoroughbred Investments (thoroughbred racing, breeding and training operations) in Lexington, Kentucky, which he joined in June 1995. Mr. Foster served as a director of Alltel Corporation from 1998 through 2006. Prior to his retirement in 2000, Mr. Foster held a number of leadership positions in the telecommunications industry, including President and Chief Executive Officer of 360° Communications and Senior Vice President of the Local Telecommunications Division of Sprint Corporation, and he has over 40 years of experience in the telecommunications industry. Mr. Foster is also a director and Chairman of the Compensation Committee of YRCW (Yellow Roadway Corporation Worldwide) and a director and Chairman of the Audit Committee of NiSource Inc.

Mr. Foster’s qualifications for election to the Board include his ability to provide the insight and perspectives of a successful and long-serving senior executive in the telecommunications industry. Having formerly served as president and chief executive officer of a telecommunications company, he has insight on managing people, overseeing business risk and understanding financial statements. As a result of currently serving as Chairman of Windstream and as a director of two other public companies (which directorships include serving as Chairman of Windstream’s Governance Committee and a member of its Compensation Committee, Chairman of YRCW’s Compensation Committee, and Chairman of NiSource Inc.’s Audit Committee), Mr. Foster also has particular experience with corporate governance issues, as well as the capital markets, the challenges of financing in the current economy and the merger and acquisitions environment.

Francis X. (“Skip”) Frantz, age 56, has served as a director of Windstream since 2006 and served as Chairman of the Board of Alltel Holding Corp. from December 2005 to July 2006 and of Windstream from July 2006 until February 2010 when, to enhance Windstream’s corporate governance profile, Mr. Frantz and the Board determined to select a Chairman who is “independent”, as defined by applicable stock exchange rules (because of compensation arrangements implemented in connection with the 2006 spin-off of Windstream from Alltel Corporation, Mr. Frantz is not “independent” and, as currently defined, would not qualify as “independent” until 2013). Mr. Frantz has served as Chairman of XSell, LLC (a provider of customer interaction technology) in Jacksonville, Florida, since February 2010. Prior to January 2006, Mr. Frantz was Executive Vice President-External Affairs, General Counsel and Secretary of Alltel Corporation. Mr. Frantz joined Alltel in 1990 as Senior Vice President and General Counsel and was appointed Secretary in January 1992 and Executive Vice President in July 1998. While with Alltel, he was responsible for Alltel’s mergers and acquisitions negotiations, wholesale services group, federal and state government and external affairs, corporate communications, administrative services, and corporate governance, in addition to serving as Alltel’s chief legal officer. Mr. Frantz served as the 2006 and 2007 Chairman of the Board and of the Executive Committee of USTelecom, a telecom trade association. Because Mr. Frantz is not “independent”, he is disqualified, under applicable stock exchange rules, from serving on the Audit, Compensation, or Governance Committees.

Mr. Frantz’s qualifications for election to the Board include his ability to provide insight and perspective on a wide range of issues facing business enterprises based on his long tenure as a senior executive in the telecommunications industry. Mr. Frantz’s over 15-year career as a senior telecom executive in various capacities provides him with a thorough understanding of all aspects of Windstream’s business, and his service as a director and Chairman of US Telecom provides Mr. Frantz with additional experience and insight in telecommunications policy and regulation. Through his current position as Chairman of an emerging technology company and his prior role as Chairman of Windstream and, before that, as a senior executive at Alltel Corporation, Mr. Frantz has extensive experience in corporate governance, mergers and acquisitions, risk management, and capital market transactions, in addition to the specific aspects of the telecom industry.

Jeffery R. Gardner, age 50, President and Chief Executive Officer of Windstream since July 2006. Mr. Gardner has been a director of Windstream since July 2006 and was a director of Alltel Holding Corp. from December 2005 to July 2006. Alltel Corporation appointed Mr. Gardner in December 2005 to serve as President and Chief Executive Officer of Alltel Holding Corp. Prior to January 2006, Mr. Gardner was the Executive Vice President and Chief Financial Officer of Alltel. Mr. Gardner has been in the communications industry since 1986 and joined Alltel in 1998 when Alltel and 360º Communications merged. While with 360° Communications, he held a variety of other senior management positions such as Senior Vice President of Finance, President of the Mid-Atlantic Region, Vice President and General Manager of Las Vegas and Director of Finance. Since 2008, he has served as a member of the Executive Committee of USTelecom, a telecom trade association. He is a director and a member of the Audit Committee of RF Micro Devices, based in Greensboro, North Carolina.

The Board believes it is important that Windstream’s Chief Executive Officer serve on the Board, as the position of Chief Executive Officer puts Mr. Gardner in a unique position to understand the challenges and issues facing Windstream. Mr. Gardner’s qualifications for election to the Board include the demonstrated leadership skills and experience that qualify him to serve as Chief Executive Officer of Windstream. Mr. Gardner’s service on the boards of another public company and several non-profit organizations also provides him with a broad perspective on the challenges and opportunities facing Windstream and the communities it serves.

Jeffrey T. Hinson, age 55, has served as a director of Windstream since July 2006 and served as a director of Alltel Holding Corp. from June 2006 to July 2006. Mr. Hinson also serves as a member of the Audit Committee and the Governance Committee and is expected to become Chairman of the Audit Committee following the retirement of Mr. Reed in May 2010. Mr. Hinson has served as President of YouPlus Media, LLC, since June 2009. From July 2007 to July 2009, Mr. Hinson served as the President and Chief Executive Officer and a member of the board of directors of Border Media Partners, LLC. Mr. Hinson served as a financial consultant from January 1, 2006 to June 30, 2007. Mr. Hinson served as a consultant to Univision Communications Inc., a Spanish language media company in the United States from July 2005 to December 2005. Mr. Hinson served as Executive Vice President and Chief Financial Officer of Univision Communications from March 2004 to June 2005. He served as Senior Vice President and Chief Financial Officer of Univision Radio, the radio division of Univision Communications, from September

2003 to March 2004. From 1997 to 2003, Mr. Hinson served as Senior Vice President and Chief Financial Officer of Hispanic Broadcasting Corporation, which was acquired by Univision Communications in 2003 and became the radio division of Univision Communications. Mr. Hinson is a director and Chairman of the Audit Committee of LiveNation and a director and Chairman of the Audit Committee of TiVo, Inc.

Mr. Hinson’s qualifications for election to the Board include his extensive financial and accounting experience. Through his current service on the audit committees of three public companies and his prior service as a chief financial officer of two public companies, Mr. Hinson has deep experience in overseeing financial reporting processes, internal accounting and financial controls, independent auditor engagements, and the other functions of an audit committee of a public company. The Windstream Board has also determined that Mr. Hinson qualifies as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission (“SEC”). His service on the boards of other public companies in diverse industries also allows him to offer a broad perspective on the challenges and opportunities facing Windstream.

Judy K. Jones, age 66, has served as a director of Windstream since July 2006 and served as a director of Alltel Holding Corp. from June 2006 to July 2006. Ms. Jones also serves as a member of the Audit Committee and the Governance Committee. She is currently a member of the board of directors of Lovelace Respiratory Research Institute and of Lovelace Scientific Resources. She held various senior administrative positions at the University of New Mexico from 1988 to 2006, including Vice President for Advancement, Associate Vice President for Strategic Initiatives (Health Sciences Center) and Chief of Staff to the President of the University. She also held senior administrative positions with New Mexico state government and is a former management consultant serving public sector clients for a major national accounting firm.

Ms. Jones’ qualifications for election to the Board include her expertise in financial and accounting matters. Through her prior experience as a senior executive at a state university and in state government and her experience on the boards of non-profit institutions, Ms. Jones has experience in reviewing and evaluating financial statements, financial budgets and forecasts, investment portfolios of public endowments, and other public finance matters. The Windstream Board has determined that Ms. Jones qualifies as an “audit committee financial expert,” as defined by the rules of the SEC. Her broad state government and higher education experience also allows her to offer insights and perspectives on government policy, structure and operations; public relations and marketing issues; the needs of colleges and universities, which are an important customer segment for Windstream; and information technology and strategic planning.

William A. Montgomery, age 61, has served as a director of Windstream since July 2006 and served as a director of Alltel Holding Corp. from June 2006 to July 2006. Mr. Montgomery also serves as Chairman of the Compensation Committee and is a member of the Governance Committee. Mr. Montgomery has been a private investor since 1999. From 1989 to 1999, Mr. Montgomery was Chief Executive Officer of SA-SO Company, a company engaged in the distribution of municipal and traffic control products based in Dallas, Texas. Prior to 1989, Mr. Montgomery worked as a registered representative in the financial services industry and has over 12 years of experience in the financial services industry, most recently serving with Morgan Stanley in the Private Client Services group from 1985 to 1989.

Mr. Montgomery’s qualifications for election to the Board include his wide range of financial and business experience. In his current role as Chairman of the Compensation Committee of Windstream and through his professional career including his prior role as a chief executive officer of a private company, Mr. Montgomery has experience in strategic planning, risk management, compensation plans and policies, and capital market transactions. Mr. Montgomery’s service on the boards of non-profit organizations also provides him with a broad perspective on the challenges and opportunities facing Windstream and the communities it serves.